                                                                       EXHIBIT 3

DIRECTORS' FEES AND ATTENDANCE

     The Board of Directors of the Company met five times during fiscal year 1997. Each director attended at least 75% of these meetings and the meetings of any committee of which he or she was a member which was held during the fiscal year.

     Directors who are employees of the Company receive no directors' fees. All non-employee directors currently receive a $10,000 annual retainer and $1,000 per Board meeting attended. Non-employee directors serving on the Audit Committee, the Nominating Committee or the Compensation and Stock Option Committee (other than the Chairmen of such committees) receive a fee of $1,000 for each committee meeting attended. Committee Chairmen receive a fee of $2,000 for each committee meeting attended. Non-employee directors serving on any committee are compensated at a rate of $200 an hour for services performed on special assignments.

     Mr. von Arx, Chairman of the Company's Board of Directors, provides strategic planning, investor relations and management consulting services to the Company on a regular basis. Mr. von Arx is generally compensated at a rate of $2,000 per day for such services. For fiscal year 1997, Mr. von Arx was paid an aggregate of $27,000 for such services. Mr. von Arx is also eligible to participate in a program under the Company's 1996 Stock Incentive Plan that permits him to elect to direct that up to 60 percent of his non-retainer compensation for each fiscal quarter be allocated to the purchase of Company Common Stock on his behalf. Under this program, Mr. von Arx is awarded bonus shares and stock options based on formulas and subject to terms and conditions substantially similar to awards that would be made under the Company's Directors' Plan, as described below, to a participant who elects to allocate a portion of his or her retainer for the purchase of Company Common Stock. In fiscal year 1997, Mr. von Arx purchased 3,177 shares, was awarded 476 bonus shares and was granted options to purchase 10,959 shares under the program.

     The Morrison Fresh Cooking, Inc. Stock Incentive and Deferred Compensation Plan for Directors (the "Directors' Plan") permits non-employee directors to defer all or a portion (in 25 percent increments) of their retainer (other than any portion of the retainer allocated to Stock Awards, as described below) and/or any additional meeting and committee fees to a deferred compensation account. Deferred compensation accounts are credited as of the last day of each fiscal quarter with an assumed rate of income equal to 90-day U.S. Treasury Bills, based on the weighted average balance of that account during that fiscal quarter. Amounts credited to a director's deferred compensation account will be distributed not sooner than the earlier of the first January 15 or July 15 following (a) the date of the director's seventieth birthday, or (b) the date the director ceases to be a member of the Board of Directors.

     The Directors' Plan provides that each non-employee director who has not attained the Target Ownership Level, as defined below, will be deemed to have elected to direct that 60 percent of his or her retainer payable for each fiscal quarter be allocated to the purchase of Common Stock on his or her behalf. Each non-employee director who has attained the Target Ownership Level may elect to direct, in 10 percent increments and subject to such other conditions prescribed by the Directors' Plan, that up to 60 percent of his or her retainer for each fiscal quarter be allocated to the purchase of Common Stock on his or her behalf (collectively, the "Stock Awards"). A deemed election will continue in effect until that director, after attaining the Target Ownership Level, modifies or revokes the election in the manner allowed for discretionary elections.

     A director will be treated as having attained the "Target Ownership Level" for a fiscal quarter if he or she owns, on the first day of that fiscal quarter, at least a number of shares of Common Stock with a fair market value, as determined by the closing price on the last trading day prior to such date ("Fair Market Value"), equal to 10 multiplied by that director's annual retainer.

     Each director who has elected, or who has been deemed to have elected, to purchase Stock Awards for a fiscal quarter, will be issued the number of shares of Common Stock equal to the amount of the retainer elected to be so allocated, multiplied by 1.15 and dividend by the Fair Market Value of a share of Common Stock, as of the issue date. Common Stock so purchased may not be transferred within three years of the date of purchase, except in the event of death, disability, retirement on or after age 70 or unless the committee administering the Directors' Plan waives this restriction.

     The Directors' Plan provides that each non-employee director who receives Stock Awards, whether through a deemed election or a discretionary election, will be awarded an option to purchase shares of Common Stock (the "Options") equal to three times the number of shares issued pursuant to the discretionary election or deemed election, as the case may be.

     Options issued under the Directors' Plan will be granted on the first day of each fiscal quarter for which an election for a Stock Award is in effect; will become fully exercisable six months following the date of grant; and will be exercisable at the Fair Market Value of the Common Stock as of the date of the option grant. Each Option shall expire generally upon the fifth anniversary of the date on which it was granted. In fiscal year 1997, directors purchased 4,440 shares and the Company awarded to directors 656 bonus shares as well as options for the purchase of 15,288 shares under the program.

     Under the Directors' Plan, each non-employee director shall receive a one-time restricted stock award of 5,000 shares of Common Stock as of the date the individual is first elected to the Board of Directors, provided such individual did not serve as a director of MRI, the predecessor corporation to the Company. Each restricted stock award shall be evidenced by a Stock Incentive Agreement. One-third of the Common Stock subject to any restricted stock award will vest on each of the first three anniversary dates of the date the director was first elected to the Board of Directors if the individual is a non-employee director on the applicable anniversary date. However, shares subject to the restricted stock award shall become 100 percent vested on any earlier to occur of the following additional vesting dates: the date the individual ceases to be a non-employee director on account of death, disability, attainment of age 70 or upon a Change in Control (as defined in the Directors' Plan).

COMMITTEES OF THE BOARD

     The Board of Directors is responsible for the overall affairs of the Company. To assist the Board of Directors in carrying out this responsibility, the Board has delegated certain authority to three committees. Information concerning these committees follows.

     Audit Committee. The Audit Committee is comprised solely of non-employee directors. The Audit Committee maintains communications with the Company's independent auditors as to the nature of the auditors' services, fees and such other matters as the auditors believe may require the attention of the Board. The Audit Committee reviews the Company's internal control procedures and makes recommendations to the Board with respect thereto. The Audit Committee met two times during fiscal year 1997. The current members of the Audit Committee are E. Eugene Bishop (Chairman), J. Veronica Biggins, Dr. Donald Ratajczak and Arthur
R. Outlaw.

     Compensation and Stock Option Committee. The Compensation and Stock Option Committee (the "Compensation Committee") is comprised solely of non-employee directors. The Compensation Committee makes recommendations to the Board of Directors with respect to compensation of officers and with respect to the granting of stock options. The Compensation Committee met three times during fiscal year 1997. The current members of the Compensation Committee are Dr. Donald Ratajczak (Chairman), J. Veronica Biggins, Arthur R. Outlaw and E. Eugene Bishop.

     Nominating Committee. The Nominating Committee recommends individuals to the Board of Directors for consideration as nominees for directors of the Company. The Nominating Committee will consider any recommendations made by an individual shareholder if submitted in writing and addressed to the Chairman of the Committee or the Secretary of the Company within the time period prescribed in the Company's Articles of

Incorporation. Alternatively, notice of nominations to be made by a shareholder at a meeting must be submitted to the Secretary of the Company in the manner and within the time period prescribed in the Articles of Incorporation. Any such recommendation or notice of nomination should be mailed to the Company's headquarters at 4893 Riverdale Road, Suite 260, Atlanta, Georgia 30337. The Nominating Committee met one time during fiscal year 1997. Current members of the Nominating Committee are Dolph W. von Arx (Chairman), J. Veronica Biggins,
E. Eugene Bishop, Arthur R. Outlaw, Dr. Donald Ratajczak and Ronnie L. Tatum.

                             EXECUTIVE COMPENSATION

     This section of the proxy statement discloses compensation awarded, paid to, or earned by the Company's Chief Executive Officer, each of the three other executive officers of the Company who were most highly compensated in fiscal year 1997 and two former executive officers who would have been included in the group of the four most highly-compensated executive officers in fiscal year 1997 had they been executive officers at the end of fiscal year 1997, for services rendered to MRI prior to the Distribution and the Company thereafter during each of the three fiscal years in the period ended May 31, 1997 (together, these persons are sometimes referred to as the "Named Executives").

                          SUMMARY COMPENSATION TABLE

                                                                                    LONG TERM         ALL OTHER
                                                ANNUAL COMPENSATION                COMPENSATION      COMPENSATION
                                      ---------------------------------------   ------------------   ------------
                                                                                 AWARDS    PAYOUTS
                                                                                --------   -------
                                                                                OPTIONS/    LTIP
                                                               OTHER ANNUAL     SARS(2)    PAYOUTS
NAME AND POSITION             YEAR    SALARY($)    BONUS($)   COMPENSATION(1)     (#)        ($)        ($)(3)
-----------------             ----    ---------    --------   ---------------   --------   -------   ------------
R.L. Tatum..................  1997     230,021(4)      -0-           -0-            -0-      -0-         7,389
Chief Executive Officer       1996     208,416         -0-        10,050         73,663      -0-         7,141
                              1995     200,400     104,454           -0-          2,007      -0-         7,008
C.D. Nelson.................  1997     132,068(4)      -0-           -0-            -0-      -0-         6,501
Senior Vice President,        1996     101,228         -0-         3,600         76,011      -0-        21,169
Finance and Assistant         1995      94,000      40,961           -0-            801      -0-         3,092
Secretary
M.S. Block..................  1997     118,625(4)      -0-           -0-            -0-      -0-         1,931
Vice President, General       1996      89,599         -0-         3,600         30,683      -0-           231
Counsel and Secretary         1995      68,738       9,669           -0-            -0-      -0-           -0-
W.M. Byrd...................  1997     137,500         -0-           -0-            -0-      -0-           -0-
Senior Vice President,        1996(5)   81,731      72,500           -0-            -0-      -0-           -0-
Operations                    1995         N/A         N/A           N/A            N/A      N/A           N/A
C.P. Elliott(6).............  1997     153,892(4)      -0-           -0-            -0-      -0-        28,933
President and                 1996     145,600         -0-           -0-        232,257      -0-           -0-
Chief Operating Officer       1995(5)   48,462      39,000           -0-          2,500      -0-           -0-
S. Lee, III(6)..............  1997      95,102(4)      -0-           -0-            -0-      -0-        20,365
Vice President, Human         1996      97,984         -0-         3,150         24,548      -0-         2,765
Resources                     1995      94,325      17,248           -0-            870      -0-         2,927


------------

(1) The amounts in this column include: (a) the following values of bonus shares issued in connection with the purchase of Common Stock under the Management Stock Option Program for fiscal year 1996: R.L. Tatum, $7,500; C.D. Nelson, $3,600; S. Lee, $3,150; and M.S. Block, $3,600; and (b)
     special pay for fiscal year 1996: R.L. Tatum, $2,550.

(2) For fiscal years 1996 and 1995, the number of options shown includes options to purchase shares of Common Stock of the Company issued upon conversion of options granted by MRI prior to the Distribution. MRI options were converted in the Distribution into options to purchase shares of common stock of each of the Company, MHCI and RTI with the number of shares subject to each such option allocated based on the conversion ratios used in connection with the Distribution and the related reverse stock split. See "Introduction." The exercise price per share of the MRI options has been allocated among the options to purchase common stock of the Company, MHCI and RTI into which the MRI options were converted based upon a formula that took into account the relative trading prices of the common stock of the three companies for the first ten trading days following the Distribution. Such per share exercise price was allocated as follows:
       10.22% to the Company option; 32.62% to the MHCI option; and 53.16% to the RTI option. Except for the number of shares and exercise price thereof, the replacement options have the same terms and conditions as the original MRI options.

(3) The amounts in this column include the following: (a) Company contributions to the Deferred Compensation Plan for fiscal years 1997, 1996 and 1995, respectively: R.L. Tatum, $3,800, $3,800 and $3,696; C.D.
       Nelson, $4,174, $3,172 and $3,092; S. Lee, $2,182, $2,765 and $2,927; and
       M.S. Block $1,931, $231 and N/A; (b) executive group life and accidental death and dismemberment insurance plan premiums paid for fiscal years 1997, 1996 and 1995, respectively; R.L. Tatum, $781, $661 and $704; and
       C.D. Nelson $1,273, $257 and N/A; (c) employee portion of split-dollar life insurance premiums paid by the Company for fiscal years 1997, 1996 and 1995, respectively: R.L. Tatum, $2,808, $2,680 and $2,608; and C.D.
       Nelson $1,054, N/A and N/A; (d) tax gross-up on moving expense reimbursement for fiscal year 1996; C.D. Nelson, $17,740; and (e) severance payments (see "Severance Agreements" below) made during fiscal year 1997; C.P. Elliott $28,933 and S. Lee $18,183.

(4) Amounts for fiscal year 1997 include a retroactive pay increase covering 13 weeks of fiscal year 1996 as follows: R.L. Tatum, $4,321; C.D. Nelson, $6,168; M.S. Block, $3,725; C.P. Elliott, $7,000; S. Lee,
       $2,787.

(5) Mr. Byrd joined the Company in October 1995; therefore, the amounts shown for fiscal 1996 represent compensation earned for 8 months of employment. Mr. Elliott joined the Company in January 1995; therefore, the amounts shown for fiscal 1995 represent compensation earned for 5 months.

(6) The indicated person resigned his position with the Company effective April 4, 1997. See "Severance Agreements" below.

                          OPTION GRANTS IN FISCAL 1997

     The Company granted no stock options to Named Executives during fiscal year 1997. The Company has no outstanding SARs and granted no SARs during fiscal year 1997.

                         AGGREGATED OPTION EXERCISES IN
                     FISCAL 1997 AND FISCAL YEAR END VALUES

     The following table presents information regarding exercises of options to purchase shares of Common Stock of the Company during fiscal 1997 by the Named Executives and the value of unexercised options to purchase Company Common Stock held at May 31, 1997. There were no Company SARs outstanding during fiscal 1997.

                                                         NUMBER OF         VALUE OF UNEXERCISED
                                                        UNEXERCISABLE            IN-THE-MONEY
                                                         OPTIONS AT          OPTIONS AT FY-END
                                                          FY-END(#)               ($)(2)
                                                        ------------        --------------------
                              SHARES        VALUE
                            ACQUIRED ON    REALIZED      EXERCISABLE/         EXERCISABLE/
NAME                        EXERCISE(#)     ($)(1)      UNEXERCISABLE        UNEXERCISABLE
----                        -----------    --------     -------------        -------------


R.L. Tatum . . . . . . . . .   -0-          -0-          24,451/77,268       9,258/-0-
C.D. Nelson  . . . . . . . .   -0-          -0-           3,548/77,130         913/-0-
M.S. Block . . . . . . . . .   -0-          -0-             -0-/30,683         -0-/-0-
W.M. Byrd  . . . . . . . . .   -0-          -0-             -0-/26,875         -0-/-0-
C.P. Elliott(3). . . . . . .   -0-          -0-              -0-/2,500         -0-/-0-
S. Lea, III (3). . . . . . .   -0-          -0-              1,862/200         -0-/-0-


---------------

(1) Value Realized is calculated as follows: [(Per Share Closing Price on date of exercise) -- (Per Share Exercise Price)] x Number of Shares for which the option was exercised.

(2) Value of Unexercised In-the-Money Options at fiscal year end is calculated as follows:[(Per Share Closing Sale Price on May 30, 1997) -- Per Share Exercise Price)] x Number of Shares Subject to Unexercised Options. The per share closing sale price on May 30, 1997, the last trading day of fiscal year 1997, was $5.00.

(3) C.P. Elliott and S. Lee, III resigned on April 4, 1997, forfeiting 232,257 and 24,348 unexercisable options, respectively.

RETIREMENT PLAN

     Following the Distribution and in conjunction therewith, the Company became a co-sponsor of the Morrison Restaurants Inc. Retirement Plan (the "Retirement Plan"). Under the Retirement Plan, participants are entitled to receive benefits based upon salary and length of service. The Retirement Plan was frozen as of December 31, 1987, so that no additional benefits have accrued, and no new participants have been permitted since that date. The Retirement Plan is a tax-qualified, funded, defined benefit plan, which covers employees of the Company who had attained age 21 and had completed at least one year of full-time service with MRI by July 1, 1987. A participant's accrued annual benefit is determined generally by adding A and B below, as applicable:

     (A) 1/4 percent of pay up to that year's Social Security Wage Base, plus 1-1/4 percent of pay over the Social Security Wage Base for each credited year of service (as defined in the Retirement
          Plan) commencing on or after January 1, 1986; and

     (B) 1/4 percent of average pay for the highest consecutive five years from 1976 through 1985 up to $14,400, plus 1-1/4 percent of such pay in excess of $14,400, multiplied by the number of credited years of service with MRI up to January 1, 1986.

     Normal retirement for purposes of the Retirement Plan is age 65, although a participant with at least five years of service may retire with a reduced benefit as early as age 55. Generally, benefits are paid in the form of a single life annuity if the participant is unmarried or a joint and survivor annuity if the participant is married, unless an alternative form of benefit payment is selected by the participant from among a range of options made available under the Retirement Plan. A participant's accrued benefit becomes vested upon completion of five years of service after age 18.

     Benefits payable under the Retirement Plan reduce the amount of benefits payable to a participant in the Executive Supplemental Pension Plan or the Management Retirement Plan, described below.

EXECUTIVE SUPPLEMENTAL PENSION PLAN

     Eligible Named Executives of the Company participate in the Company's Executive Supplemental Pension Plan ("ESPP") adopted March 7, 1996. The ESPP is a nonqualified, unfunded, defined benefit retirement plan for selected employees. Company employees who participated in the MRI Executive Supplemental Pension Plan prior to the Distribution are eligible to participate and receive full credit for benefit accrual purposes for their service with MRI prior to the Distribution, provided such employees have released RTI, the successor to MRI, from liability for benefits accrued prior to the Distribution under the MRI Executive Supplemental Pension Plan. (However, both RTI and MHCI have agreed to be secondarily liable for certain benefits accrued under the ESPP to the extent of the amounts these employees had earned under the MRI Executive Supplemental Pension Plan as of the Distribution.) As a condition of entry to the ESPP, future participants must complete five years of consecutive service in one or more qualifying job positions and must have achieved a minimum salary threshold, as described in the ESPP.

     A participant's accrued benefit in the ESPP equals 2.5 percent of the participant's highest five-year average base salary multiplied by the participant's years and fractional years of continuous service (as defined in the ESPP) not in excess of 20 years; plus 1 percent of the participant's highest five-year average base salary multiplied by the participant's years and fractional years of continuous service in excess of 20 years, but not in excess of 30 years of such service; less the retirement benefit payable at the age of 65 in the form of a single life annuity payable to the participant under the Retirement Plan; and less the participant's primary Social Security benefits. Base salary includes commissions but excludes bonuses and other forms of remuneration other than salary. Benefits are paid to a participant in the same manner as benefits are paid to the participant under the Retirement Plan and become vested if the participant has completed ten years of service. Normal retirement for purposes of the ESPP is age 65, although a participant with at least five years of service may retire with a reduced benefit as early as age
55. Early retirement provisions allow designated participants to receive unreduced benefits as early as age 55 depending upon criteria specified in the ESPP. A participant's receipt of unreduced early retirement benefits is conditioned upon not competing with the Company for a period of two years following retirement.

     Estimated annual benefits payable upon retirement to persons in specified remuneration and years of continuous service classifications are shown in the following table. All amounts shown are for a single life annuity and assume that active participation in the ESPP continues until age 65. In accordance with the ESPP, the amounts shown are subject to reduction for Social Security benefits and benefits received under the Retirement Plan.


                      EXECUTIVE SUPPLEMENTAL PENSION PLAN
    ESTIMATED ANNUAL BENEFITS FOR REPRESENTATIVE YEARS OF SERVICE TO AGE 65

ANNUAL AVERAGE BASE SALARY       10        15        20        25    30 OR MORE
--------------------------     -------   -------   -------   ------- ----------
$ 75,000....................   $18,750   $28,125   $37,500   $41,250   $45,000
 100,000....................    25,000    37,500    50,000    55,000    60,000
 125,000....................    31,250    46,875    62,500    68,750    75,000
 150,000....................    37,500    56,250    75,000    82,500    90,000
 175,000....................    43,750    65,625    87,500    96,250   105,000
 200,000....................    50,000    75,000   100,000   110,000   120,000
 225,000....................    56,250    84,375   112,500   123,750   135,000
 250,000....................    62,500    93,750   125,000   137,500   150,000
 275,000....................    68,750   103,125   137,500   151,250   165,000

     Years of continuing service, to the nearest year, and the five-year average base salary covered by the ESPP for the eligible Named Executives are: Mr. Tatum, over 30 years, $185,787 and Mr. Nelson, 21 years, $97,630.


MANAGEMENT RETIREMENT PLAN

     Effective as of March 7, 1996, the Company adopted the Morrison Fresh Cooking, Inc. Management Retirement Plan ("MRP") to provide for a select group of management or highly compensated employees the security of receiving a defined level of retirement benefits. The MRP is a nonqualified, unfunded, defined benefit retirement plan for employees with 15 or more years of credited service (as defined in the MRP) and whose average annual compensation over a consecutive three calendar-year period equals or exceeds $40,000, which amount may be adjusted by the Company from time to time. Company employees who participated in the Retirement Plan prior to the Distribution are eligible to participate and receive full credit for benefit accrual purposes for their service with MRI prior to the Distribution, provided such employees have released RTI, successor to MRI, from liability for benefits accrued prior to the Distribution under the Retirement Plan. (However, both RTI and MHCI have agreed to be secondarily liable for certain benefits accrued under the MRP to the extent of the amounts these employees had earned under the Retirement Plan as of the Distribution).

     A participant's single-life annuity accrued benefit in the MRP equals 1.5 percent of the participant's average compensation determined over the five-year period immediately preceding termination of employment multiplied by the participant's years of credited service not in excess of 20 years; plus 2 percent of the participant's average compensation determined over the five-year period immediately preceding termination of employment multiplied by the participant's years of credited service in excess of 20 years, but not in excess of 30 years; minus the sum of (a) the participant's Retirement Plan benefits,
(b) the participant's Social Security benefits, and (c) the participant's ESPP Benefit (as defined in the MRP). For purposes of determining a participant's accrued benefit, a year's compensation includes commissions, bonuses and certain types of deferred income, but generally no form of remuneration is counted in excess of $100,000, which amount may be adjusted by the Company from time to time.

     Normal retirement for purposes of the MRP is age 65, although a participant may retire with a reduced benefit as early as age 55. Generally, benefits are paid in the form of a single life annuity if the participant is unmarried or a joint and survivor annuity if the participant is married. If the participant is also entitled to benefits under the Retirement Plan, benefits payable under the MRP must be in the same form as those payable under the Retirement Plan. The MRP allows payment of a participant's accrued benefit, commencing as early as age 55, even if the participant terminated employment prior to attainment of age 55.

     Estimated annual benefits payable upon retirement to persons in specified remuneration and years of credited service classifications are shown in the following table. All amounts shown are for a single life annuity and assume that active participation continues in the MRP until age 65. In accordance with the MRP, the amounts shown are subject to reduction for Social Security benefits, benefits received under the Retirement Plan and benefits payable under the ESPP. A participant is ineligible for benefits under the MRP while receiving any long-term disability benefits.

                           MANAGEMENT RETIREMENT PLAN
    ESTIMATED ANNUAL BENEFITS FOR REPRESENTATIVE YEARS OF SERVICE TO AGE 65

FINAL AVERAGE SALARY                    15            20          25           30 OR MORE
--------------------                  --------      -------     -------        -----------
$ 40,000. . . . . . . . . .           $ 9,000       $12,000     $16,000          $20,000
  60,000. . . . . . . . . .            13,500        18,000      24,000           30,000
  80,000. . . . . . . . . .            18,000        24,000      32,000           40,000
 100,000. . . . . . . . . .            22,500        30,000      40,000           50,000

     Years of credited service and five-year average base salary covered by the MRP for the eligible Named Executives are: Mr. Tatum, over 30 years, $100,000; Mr. Nelson, 21 years, $97,630; and Mr. Lee, 18 years, $89,718.

CONTRACTS WITH EXECUTIVES

     The Company has entered into a Change of Control Agreement (the "Change of Control Agreement") with each of the Named Executives who are currently employed by the Company. The Change of Control Agreement is designed to diminish the distraction of executives by virtue of the personal uncertainties and risks created by a threatened or pending Change of Control (as defined in the Change of Control Agreement and set forth below) and to encourage their full attention and dedication to the Company currently and in the event of any pending or threatened Change of Control.

     Under the Change of Control Agreement, a "Change of Control" is defined as either (a) certain changes in the composition of more than 20 percent of the Board of Directors, or (b) with certain exceptions, any "Business Combination" (as defined in the Change of Control Agreement) that has not been approved by the holders of 80 percent or more of the Company's outstanding voting stock. Events that do not constitute a Change of Control include (a) any Business Combination approved by at least 80 percent of the Continuing Directors (as defined in the Change of Control Agreement), (b) any Business Combination transaction that satisfies certain price and procedural requirements specified in the Company's Articles of Incorporation, and (c) any acquisition by the Company, any of its subsidiaries, or any employee benefit plan of the Company or any of its subsidiaries.

     Prior to the first date on which a Change of Control occurs (the "Effective Date"), each covered executive remains an at-will employee, except as may be provided in any other agreement, and any termination of his employment will terminate his rights under the Change of Control Agreement. If and when the Effective Date occurs, the Company has agreed to continue the employment of the executive, and the executive has agreed to remain in the employ of the Company, for a three-year period (the "Employment Period") commencing on the Effective Date. During the Employment Period, the executive (a) shall receive an annual base salary no less than that received prior to the Effective Date and an annual bonus no less than the average of the last three annual bonuses received prior to the Effective Date, and (b) generally shall be entitled to continuation of retirement, savings and welfare benefit plan participation and practices, expense reimbursements and other fringe benefits on a basis at least comparable to that obtaining prior to the Effective Date.

     If during the Employment Period the Company terminates the executive's employment other than for cause, death or disability, or if the executive terminates his employment for "good reason" (as defined in the Change of Control Agreement), or if the executive terminates his employment for any reason during the 30-day period


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
immediately following the first anniversary of the Effective Date, the executive becomes entitled to receive (a) any unpaid portion of his accrued annual base salary plus a pro rata portion of his highest annual bonus paid or payable for the three fiscal years immediately preceding his date of termination, (b) an amount equal to either three, two or one times the sum of his annual base salary and his highest annual bonus, depending upon the particular multiplier stipulated in his Change of Control Agreement, (c) any other accrued obligations, (d) rights with respect to any outstanding stock options granted to him prior to his date of termination or a cash amount equal to the difference between the option price and the then value of Company stock for which any such option was granted, and (e) certain employee benefits consisting of retirement, savings and various health and welfare insurance benefits. The multiplier referred to in clause (b) of the preceding sentence is three for Mr. Tatum, Mr. Nelson, Mr. Byrd and Mr. Block. If this package of compensation and benefits constitutes "excess parachute payments" as defined under the Internal Revenue Code, the Company will pay an additional amount sufficient to reimburse the executive for all taxes payable by the executive with respect to the parachute payments. The Company estimates that the obligations to the Named Executives as of the date of this Proxy Statement if a Change of Control had occurred and the employment termination provisions of the Change of Control Agreement were to take effect immediately would be approximately as follows: Mr. Tatum $2,828,322; Mr. Nelson $1,725,008; Mr. Block, $1,193,596; and Mr. Byrd $1,536,778. Other executives may be made subject to a Change of Control Agreement by the Board of Directors.

SEVERANCE AGREEMENTS

     In connection with Mr. Elliott's resignation effective April 4, 1997, he entered into a severance agreement with the Company pursuant to which: (a) the Company agreed to pay Mr. Elliott an amount of $14,466.67 per month for six months following his termination of employment and for an additional period of up to three months in the event that the had not obtained other employment provided that Mr. Elliott had exercised all due diligence as determined by the Company to obtain such employment; (b) the Company waived any restrictions on the sale of the 37,419 shares of Common Stock acquired by Mr. Elliott under the Company's Management Stock Option Program and agreed to pay him an amount equal to the difference between $7.75 per share (the amount paid by Mr. Elliott upon purchase of such shares) and the closing price per share of Common Stock on the date of any sale that occurs prior to December 31, 1997; (c) each stock option held by Mr. Elliott, other than any stock option issued to him during the fourth quarter of fiscal 1996 under the Company's Executive Stock Option Program and the Management Stock Option Program which would otherwise expire upon termination of employment continued to remain outstanding for a period equal to the lesser of two years from the date of termination of employment or the expiration of the original option period and may be exercised by him when such option becomes exercisable within such period in accordance with its terms; (d) the Company agreed to pay Mr. Elliott any bonus earned by him during fiscal 1996 on a pro rata basis through the date of termination of employment; and (e) the Company agreed to reimburse Mr. Elliott for that portion of his COBRA cost equal to the amount the Company contributes for the same type of employee coverage for a period equal to the lesser of six months or the duration of COBRA contribution period. The severance agreement also provides that Mr. Elliott will receive benefits under the other Company plans in accordance with their terms and contains confidentiality and waiver and release provisions customary for such agreements.

     In connection with Mr. Lee's resignation effective April 4, 1997, he entered into a severance agreement with the Company pursuant to which: (a) the Company agreed to pay Mr. Lee an amount of $9,091.67 per month for 12 months following his termination of employment and for an additional period of up to three months in the event that he had not obtained other employment; (b) the Company waived any restrictions on the sale of the 3,116 shares of common Stock acquired by Mr. Lee under the Company's Management Stock Option Program and agreed to pay him an amount equal to the difference between $7.75 per share
(the amount paid by Mr. Lee upon the purchase of such shares) and the closing price per share of Common Stock on the date of any sale that occurs prior to December 31, 1997; (c) each stock option held by Mr. Lee, other than any stock option issued to him during the fourth quarter of fiscal 1996 under the Company's Executive Stock Option Program and the Management Stock Option
Program which would otherwise expire upon termination of employment continued to remain outstanding for a period equal to the lesser of three years from the date of termination of employment or the expiration of the original option period and may be exercised by him when such option becomes exercisable within such period in accordance with its terms;
(d) the Company agreed to pay Mr. Lee any bonus earned by him during fiscal
1997 on a pro rata basis through the date of termination of employment; and (e) the Company agreed to reimburse Mr. Lee for that portion of his COBRA cost equal to the amount the Company contributes for the same type of employee coverage for a period equal to the lesser of 12 months or the duration of COBRA contribution period. The severance agreement also provides that Mr. Lee will receive benefits under other Company plans in accordance with their terms and contains confidentiality and waiver and release provisions customary for such agreements.


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